Exhibit 2.1

QUOTA PURCHASE AGREEMENT

BETWEEN

POGO OVERSEAS PRODUCTION BV,

AS SELLER,

AND

TOREADOR RESOURCES CORPORATION,

AS PURCHASER.

Dated as of June 7, 2005

continued

 -ii-

continued

Section 11.13. Entire Agreement	30
Section 11.14. Amendment	30
Section 11.15. No Third-Person Beneficiaries	30
Section 11.16. References	30
Section 11.17. Construction	30
Section 11.18. Limitation on Damages	30

 -iii-

(continued)

Index of Defined Terms

Defined Term	Section
AAA	11.9
Accounting Principles	3.2(e)(vii)
Affiliate	1.2 (b)
Agreement	Preamble
Assets	1.2 (a)
Balance Sheet	3.2(e)(vii)
Balance Sheet Date	1.2 (c)
Business Day	1.2 (d)
Claim	10.2 (b)
Claim Notice	10.2 (b)
Closing	7.1
Closing Date	7.1
Company	Recitals
Confidentiality Agreement	1.2 (f)
Contract Area	1.2 (g)
Contracts	1.2(a)(ii)
Damages	10.1 (d)
Encumbrance	1.2 (h)
Equipment	1.2 (a)(iv)
Excluded Records	1.2 (s)
Governmental Authority	1.2 (i)
Hungarian Environmental Law	1.2 (j)
Hungarian Governmental Authority	1.2 (k)
Hungarian Laws	1.2 (l)
Hungarian Permits	1.2 (m)
Hungarian Taxes	1.2 (n)
Hydrocarbons	1.2 (a)(ii)
Indemnified Person	10.2 (a)
Indemnifying Person	10.2 (a)

 -iv-

(continued)

Laws	1.2(o)
License	1.2(p)
Material Adverse Effect	3.1(d)
Party	Preamble
Performance Deposit	2.3
Permitted Encumbrances	1.2(q)
Person	1.2(r)
Post-Effective Time Period	8.1(b)
Pre-Effective Time Period	8.1(a)
Purchase Price	2.1
Purchaser	Preamble
Records	1.2(s)
Seller(s)	Preamble
Quota	Recitals
Tax	1.2(t)
Tax Items	8.2(a)
Tax Returns	1.2(u)

List of Schedules

Seller’s Schedules

Schedule 1.2(a)(vi)	NOLs
Schedule 3.2(e)(vii)	Balance Sheet
Schedule 3.2(e)(viii)	Subsidiaries
Schedule 3.2(e)(ix)	Employees
Schedule 3.2(f)	Litigation
Schedule 3.2(g)	Taxes and Assessments
Schedule 3.2(i)	Outstanding Capital Commitments
Schedule 3.2(j)	Compliance with Laws
Schedule 3.2(k)	Material Contracts
Schedule 3.2(l)	Payment for Production

 -v-

(continued)

Schedule 3.2(m)	Consents, Approvals and Preferential Purchase Rights
Schedule 3.2(n)	No Material Changes
Schedule 3.2(p)	Liabilities
Schedule 3.2(q)	Insurance

Purchaser’s Schedules
Schedule 4.5	Consents, Approvals or Waivers

Other Schedules
Schedule 5.4	Interim Operations

 -vi-

QUOTA PURCHASE AGREEMENT

     This Quota Purchase Agreement (this “Agreement”), is dated as of June 7, 2005, by and between Pogo Overseas Production BV, a company organized under the laws of the Netherlands (“Seller”) and Toreador Resources Corporation, a corporation organized under the laws of Delaware (“Purchaser”). Seller and Purchaser are sometimes referred to collectively as the “Parties” and individually as a “Party”.

RECITALS:

     Seller owns or controls all of the quotas (the “Quota”) of Pogo Hungary Oil and Gas Exploration and Exploitation Limited Liability Company, a limited liability company organized under the laws of the Republic of Hungary (the “Company”);

     The Company is the exclusive beneficiary of various oil and gas and related interests in Hungary; and

     Seller desires to sell and Purchaser desires to purchase the Quota of the Company owned and/or controlled by Seller.

     NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1. PURCHASE AND SALE

          Section 1.1. Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept and pay for the Quota.

          Section 1.2. Certain Definitions. As used herein:

          (a) “Assets” means, collectively, all of the Company’s right, title, and interest in and to the following:

               (i) The License;

               (ii) All presently existing contracts, agreements and instruments to the extent applicable to and used or held for use in connection with the Company’s interests in the License, including operating agreements, unitization, pooling and communitization agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, processing agreements, agreements for the sale and purchase of oil, gas and/or other liquid or gaseous hydrocarbons or any combination thereof (“Hydrocarbons”), all of which are hereinafter collectively referred to as “Contracts”;

               (iii) All Hungarian Permits, easements, permits, licenses, servitudes, rights-of-way, surface leases and other rights appurtenant to, and used or held for use solely in connection with, the use, ownership, operation or maintenance of the License or other Assets;

               (iv) All equipment, machinery, fixtures and other tangible personal property and improvements located on the Contract Area or used or held for use solely in connection with the use, ownership, operation or maintenance of the License or other Assets (the “Equipment”);

               (v) All vehicles and vessels, and leases or charters of vehicles and vessels, specifically used or held for use in connection with the use, ownership, operation or maintenance of the License or other Assets;

               (vi) All rights, claims and causes of action, and all prepaid expenses, attributable to or arising out of the License or other Assets or the business of the Company, including without limitation the net operating losses (NOLs) listed on Schedule 1.2(a)(vi);

               (vii) All historic expenditures with respect to the License or other Assets available to offset revenues for purposes of Hungarian Taxes and the Hungarian Returns; and

               (viii) All Records.

          (b) “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

          (c) “Balance Sheet Date” means April 30, 2005.

          (d) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Houston, Texas, United States of America.

          (e) “Code” means the Internal Revenue Code of 1986, as amended.

          (f) “Confidentiality Agreement” means that certain confidentiality agreement between Pogo Producing Company and Purchaser dated March 2, 2005.

          (g) “Contract Area” means the area subject to the License, as such area may be amended or relinquished from time to time.

          (h) “Encumbrance” means any lien, charge, claim, encumbrance, obligation, security interest, option, or restriction of any kind.

          (i) “Governmental Authority” means any government and/or any political subdivision thereof, including departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities.

          (j) “Hungarian Environmental Laws” means all Hungarian Laws relating to (a) the condition or protection of air, groundwater, surface water or soil, (b) the protection of natural resources, cultural resources or biological resources, or (c) the generation, storage, transportation, release or disposal of any pollutants, contaminants, waste, or other discharged substances (whether or not hazardous or toxic).

          (k) “Hungarian Governmental Authority” means any Governmental Authority in or of the Republic of Hungary.

          (l) “Hungarian Laws” means any Laws of the Republic of Hungary, including relevant international treaties and conventions in effect in or offshore of Hungary.

          (m) “Hungarian Permits” means all permits, licenses, variances, approvals and other authorizations of Hungarian Governmental Authorities required to use, own, operate or maintain the Assets.

          (n) “Hungarian Taxes” mean all Taxes imposed by any Hungarian Governmental Authority.

          (o) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments and codes of Governmental Authorities.

          (p) “License” means that certain Exploration License No. 1828/99 located in Hungary, as originally granted by the Szolnok Mining District Office on April 20, 1999, and as amended, modified, supplemented or extended from time to time.

          (q) “Permitted Encumbrances” shall mean:

               (i) The terms and conditions of the License;

               (ii) The terms and conditions of the Contracts set forth on Schedule 3.2(k);

               (iii) Liens for Hungarian Taxes not yet delinquent;

               (iv) Materialman’s, mechanic’s, contractor’s or other similar liens or charges for amounts arising in the ordinary course of business under applicable Law for amounts not yet delinquent; and

               (v) Rights reserved to or vested in any Hungarian Governmental Authority to control or regulate any of the Assets in any manner, and all applicable Hungarian Laws.

          (r) “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.

          (s) “Records” means all books, records, data, files, maps and accounting records related to the License or other Assets or used or held for use in connection with the use,

ownership, operation or maintenance thereof, or which otherwise relate to the Company or its business, but excluding (i) corporate, financial and Tax records of the Company’s Affiliates that relate to such Affiliates’ business generally, even if they contain incidental references to the Company or its business, (ii) any books, records, data, files, maps and accounting records licensed from a third Person for which the license will terminate upon a change in control of the Company or for which a transfer fee or similar payment will be incurred upon a change in control of the Company (unless Purchaser elects to pay such fee), (iii) any computer software that is proprietary to any Affiliate of the Company, (iv) work product of legal counsel for the Company or any Affiliate of either respect to matters for which Seller retains full responsibility under Article 10; and (v) records relating to the sale of the Quota or the Assets, including any bids received from and records of negotiations with third Persons (the “Excluded Records”).

          (t) “Tax” means all taxes, including income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, service tax, transfer tax, use tax, excise tax, premium tax, customs duties, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, special remuneratory benefit, and any other assessments, duties, fees, levies or other charges imposed by a Governmental Authority together with any interest, fine or penalty thereon, or addition thereto.

          (u) “Tax Returns” means all returns, reports, declarations, claims for refund, statements, forms or other filings with respect to Taxes, including any schedules, attachments or amendments thereto.

ARTICLE 2. PURCHASE PRICE

          Section 2.1. Purchase Price. The purchase price for the Quota (the “Purchase Price”) shall be US$9,000,000.

          Section 2.2. Performance Deposit. Simultaneously with the execution hereof, Purchaser has deposited with Seller ten percent (10%) of the Purchase Price (the “Performance Deposit”).

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF SELLER

          Section 3.1. Disclaimers

          (a) Except as and to the extent expressly set forth in this Article 3 or in the certificates of Seller to be delivered pursuant to Section 7.2(c), (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of its Affiliates).

          (b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 3 OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION Section 7.2(d), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, OR (VII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER HAS MADE, CAUSED TO BE MADE OR SHALL CAUSE TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

          (c) Any representation “to the knowledge of Seller” or “to Seller’s knowledge” or any variant thereof is limited to matters within the actual conscious awareness of Seller’s current officers and directors.

          (d) Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters may be disclosed on a schedule for purposes of information only. As used herein, “Material Adverse Effect” means a material adverse effect on the ownership, operation or value of the Company and the Assets, taken as a whole; provided, however, that “Material Adverse Effect” shall disregard effects resulting from general changes in Hydrocarbon prices; general changes in industry, capital markets, economic, regulatory or political conditions; general changes resulting from civil unrest, natural disasters (subject to Section 7.4), insurrection or similar disorders; or changes in Laws.

          Section 3.2. Representations and Warranties. Subject to Section 3.1, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the following:

          (a) Existence and Qualification. Seller is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and is duly qualified to do business as a foreign company in each jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

          (b) Power. Seller has the corporate power to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

          (c) Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by Seller at Closing shall be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (d) No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation, bylaws or equivalent organizational documents of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or (iv) violate any Laws applicable to Seller, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

          (e) Company.

               (i) Title to Quota. Seller owns or controls one hundred percent (100%) of all the quotas representing the registered capital of the Company, which is Three Million Hungarian Forints (HUF3,000,000.00), free and clear of any Encumbrances, except for Permitted Encumbrances. The Quota is not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Quota.

               (ii) Existence and Qualification. The Company is a limited liability company duly organized and validly existing under the Laws of the Republic of Hungary and is duly qualified to do business in each jurisdiction where it does business, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

               (iii) Power. The Company has the corporate power and authority to own, lease or otherwise hold the Assets owned by the Company and conduct its business in the manner presently conducted.

               (iv) No Conflicts. The consummation by Seller of transactions contemplated by this Agreement shall not (i) violate any provision of the organizational and formation documents of the Company, (ii) result in default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which the Company is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to the Company as a party in interest, or (iv) violate any Laws applicable to the Company, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

               (v) Organizational Documents. Seller has delivered to Purchaser true and complete copies of the organizational and formation documents, as amended to the Closing Date, of the Company. The members’ lists and quota transfer certificates (which have been made available for inspection by Purchaser prior to the date hereof) are true, complete and current.

               (vi) Quota. The entire registered capital of the Company is Three Million Hungarian Forints (HUF3,000,000.00). The entire Quota has been fully paid, non-assessable and not issued in violation of any preemptive rights. Except for the Quota, there are no outstanding shares of capital stock or other equity securities of the Company, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of the Quota. Other than this Agreement, there are no outstanding warrants, options, rights, convertible or exchangeable securities or other commitments pursuant to which Seller or the Company is or may become obligated to issue or sell any Quota of the Company.

               (vii) Balance Sheet. The unaudited balance sheet of the Company (the “Balance Sheet”) as of the Balance Sheet Date attached hereto as Schedule 3.2(e)(vii) has been prepared from the books and records of the Company in conformity with Hungarian generally accepted accounting principles and practices as provided under Hungarian Law (the “Accounting Principles”) and fairly presents in all material respects the financial position of the Company as of the date thereof. Seller retains the right to utilize cash in excess of working capital needs through the date of closing to repay the intercompany loan with Pogo Overseas Production BV.

               (viii) Subsidiaries. Except as disclosed on Schedule 3.2(e)(viii), the Company does not directly or indirectly own any capital stock or other equity interest in any Person.

               (ix) Employees. Except to the extent required by Hungarian Law, Schedule 3.2(e)(ix) sets forth a list of (i) all employees of the Company as of the date hereof, and (ii) all written employment agreements, collective bargaining agreements, labor awards and employee benefit plans applicable to such employees as of the date hereof. The Company has delivered to Purchaser true and complete copies of the agreements, awards and plans set forth on such schedule.

          (f) Litigation. Except as disclosed on Schedule 3.2(f), there are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the Company or the Assets.

          (g) Taxes and Assessments. Except as disclosed on Schedule 3.2(g), the Company has filed all material Tax Returns required to be filed by the Company. Except as disclosed on Schedule 3.2(g), the Company has paid all Taxes shown on such Tax Returns. Except as disclosed on Schedule 3.2(g), the Company has not received written notice of any pending claim against the Company from any applicable taxing authority for assessment of Taxes with respect to the Assets.

          (h) Environmental Laws. To Seller’s knowledge, the Company has complied with, and the operation of the License has been in compliance with, all applicable Hungarian Environmental Laws, except such failures to comply as, individually or in the aggregate, would not have a Material Adverse Effect. Except for contamination that would not, individually or in the aggregate, have a Material Adverse Effect, to Seller’s knowledge, there has been no contamination of groundwater, surface water or soil on the Contract Area resulting from activities under the License which requires remediation under applicable Hungarian Environmental Laws.

          (i) Outstanding Capital Commitments. Except as provided in the current approved work program and budget under the current operating agreement covering the Contract Area, or as otherwise disclosed on Schedule 3.2(i), there are no outstanding authorizations for expenditures or other binding commitments to make capital expenditures which are binding on the Company and which Seller reasonably anticipates will individually require expenditures by Seller in excess of US$50,000.

          (j) Compliance with Laws. Except with respect to the Hungarian Environmental Laws, which are addressed in Section 3.2(h) and except as disclosed on Schedule 3.2(j), to Seller’s knowledge, the Company has complied with, and the License has been operated and maintained in compliance with, all applicable Hungarian Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

          (k) Contracts. All material Contracts to which the Company is a party or by which the Company or the Assets are bound are set forth on Schedule 3.2(k). Seller has provided Purchaser with complete and correct copies of all such Contracts, including all amendments thereto. Neither the Company, nor to the knowledge of Seller, any other Person, is in default under any such Contract except as disclosed on Schedule 3.2(k) and except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 3.2(k), there are no Contracts with Affiliates of Seller that will be binding on the Company or the Assets after Closing.

          (l) Payments for Production. The Company is not obligated by virtue of an advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements established in the License or under applicable law or as reflected on Schedule

3.2(l)), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company’s interests in the License at some future time without receiving payment therefor at or after the time of delivery.

          (m) Consents, Approvals and Preferential Purchase Rights. Except as set forth on Schedule 3.2(m), and preemptive rights granted under Subsection 2 of Section 134 of the Hungarian Act No. CXLIV of 1997 on Business Associations to (i) the members of the Company, (ii) the Company, and (iii) a person designated by the Company’s member’s meeting, and except for consents and approvals by Governmental Authorities that are customarily obtained after Closing, there are no preferential rights to purchase the Quota or any of the Assets held by Third Persons which would become exercisable, nor are there any material approvals or consents necessary to be obtained from third Persons (including any Governmental Authority), in each case as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

          (n) Absence of Certain Changes. Except as set forth on Schedule 3.2(n), since the Balance Sheet Date the Company has conducted its businesses and the Assets have been operated in the ordinary course consistent with past practices, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

          (o) Title to Assets. The Company has good title to the Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.

          (p) No Undisclosed Liabilities. The Company does not have any debts, liabilities or obligations, whether accrued, fixed, absolute or contingent and whether due or to become due, except (i) as set forth on Schedule 3.2(p) or the Balance Sheet or notes thereto, (ii) those which may arise pursuant to any Permitted Encumbrance, (iii) those which may arise after the Balance Sheet Date in the ordinary course, and (iv) those which would not, individually or in the aggregate, have a Material Adverse Effect.

          (q) Insurance. Schedule 3.2(q) provides a description of all material insurance policies of the Company, other than directors’ and officers’ liability policies, by which the Company or any of its Assets are covered against losses, all of which are now in full force and effect. To the extent that any such policy is owned or held by Seller or any of its Affiliates (other than the Company), it may be terminated as of the close of business on the Closing Date; provided, however, that Seller agrees to use commercially reasonable efforts to maintain such policies (or policies of substantially the same nature) in full force and effect at all times until the close of business on the Closing Date.

          (r) Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller or the Company, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to Seller the following:

          Section 4.1. Existence and Qualification. Purchaser is a corporation organized, validly existing and in good standing under the laws of Delaware; and Purchaser is duly qualified to do business in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on Purchaser or its properties.

          Section 4.2. Power. Purchaser has the corporate power to enter into and perform this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

          Section 4.3. Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          Section 4.4. No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of incorporation or bylaws of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Purchaser is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Purchaser as a party in interest or (iv) violate any Law applicable to Purchaser, except any matters described in clauses (ii), (iii) or (iv) above which would not have a material adverse effect on Purchaser or its properties.

          Section 4.5. Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person except as set forth on Schedule 4.5.

          Section 4.6. Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any subsidiary of Purchaser which are reasonably likely to impair materially

Purchaser’s ability to perform its obligations under this Agreement.

          Section 4.7. Financing. Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Purchase Price to Seller at the Closing.

          Section 4.8. Liability for Brokers’ Fees. Neither Seller nor any of its Affiliates shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

ARTICLE 5. COVENANTS OF THE PARTIES

          Section 5.1. Access. Seller will give Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s expense, the Records in Seller’s possession, for the purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any obligations to any third Person and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. Neither Purchaser nor its representatives shall be entitled to operate any Equipment or conduct any testing or sampling on or with respect to the Assets prior to Closing. All information obtained by Purchaser and its representatives under this Section shall be subject to the terms of the Confidentiality Agreement.

          Section 5.2. Notification of Breaches. Until the Closing,

          (a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

          (b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 9.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

          Section 5.3. Public Announcements. The Parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other Party before issuing any such press releases or making any such public announcements.

          Section 5.4. Operation of Business. Except as provided in the current approved work program and budget under the operating agreement covering the Contract Area, or as otherwise set forth on Schedule 3.2(i) or Schedule 5.4, until the Closing, Seller will cause the Company to:

               (i) operate its businesses in the ordinary course;

               (ii) not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, commit to any operation reasonably anticipated to require future capital expenditures by the Company in excess of US$50,000, or terminate, materially amend, execute or extend any material Contracts affecting the Assets;

               (iii) use commercially reasonable efforts to maintain insurance coverage on the Assets in the amounts and of the types presently in force;

               (iv) use commercially reasonable efforts to maintain all material Hungarian Permits affecting the use, ownership, operation or maintenance of the Assets; and

               (v) not transfer, sell, hypothecate, encumber or otherwise dispose of any Assets, except for (i) sales and dispositions of Hydrocarbons and Equipment made in the ordinary course of business consistent with past practices, and (ii) individual sales and dispositions of Assets having a fair market value of US$50,000 or less.

     Purchaser’s approval of any action restricted by this Section 5.4 shall not be unreasonably withheld and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the applicable notice) of notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

          Section 5.5. Conduct of the Company. Seller shall not permit the Company to do any of the following without the prior written consent of the Purchaser:

               (i) amend its organizational or formation documents (except to change the name of the Company);

               (ii) issue, redeem or otherwise acquire any shares of its capital stock or issue any option, warrant or right relating to its capital stock or any securities convertible into or exchangeable for any shares of capital stock or declare or pay any dividend (whether in cash, stock, property, or any combination thereof), except dividends of Excluded Records, or declare or pay any stock-split;

               (iii) incur or assume any liabilities, obligations or indebtedness for borrowed money, or guarantee any such liabilities, obligations or indebtedness, other than accounts payable incurred in the ordinary course of business;

               (iv) make an equity investment in any other Person;

               (v) make any change in any method of accounting or accounting practice or policy other than those required by the Accounting Principles;

               (vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire any assets (other than in the ordinary course of business or as provided for in the approved work program and budget under the operating agreement for the Contract Area, or as otherwise set forth on Schedule 3.2(i) or Schedule 5.4) for an amount greater than US$50,000, or which are material, individually or in the aggregate, to the Company, taken as a whole;

               (vii) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business;

               (viii) except as in the ordinary course of business, enter into any settlement of any material issue with respect to any assessment or audit or other administrative or judicial proceeding with respect to Taxes;

               (ix) make any loan (other than (A) accounts receivable in the ordinary course of business, (B) advances or cash call payments to the operator as required under applicable operating agreements, (C) advances on behalf of co-owners for costs under applicable operating agreements or (D) other loans in the ordinary course of business) to any Person;

               (x) except as in the ordinary course of business, terminate or voluntarily relinquish any permit, license or other authorization issued to the Company by any Governmental Authority and necessary for the conduct of the Company’s business or operations or which relates in any way to any Asset; or

               (xi) agree to do any of the foregoing.

     Purchaser’s approval of any action restricted by this Section 5.5 shall not be unreasonably withheld and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the applicable notice) of notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period.

          Section 5.6. Indemnity Regarding Access. Purchaser agrees to indemnify, defend and hold harmless Seller, its Affiliates, the other owners of interests in the Assets, and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, even if caused in whole or in part by the gross, sole, joint, concurrent, active or passive negligence of any indemnified Person or any third party and regardless of who may be at fault or otherwise responsible under any other contract or any statute, rule or theory of law including, but not limited to, theories of strict liability.

          Section 5.7. Consents and Preferential Rights. Promptly after the date hereof, Seller shall prepare and send (i) notices to the holders of any required consents to assignment that are set forth on Schedule 3.2(m) requesting consents to the transactions contemplated by this Agreement and (ii) proper notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 3.2(m) requesting waivers of such rights. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement. The consideration payable under this Agreement for the Quota for purposes of preferential purchase right notices shall be the value as allocated on Schedule 3.2(m). Seller shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or financial accommodations or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

          Section 5.8. Governmental Reviews. Seller and Purchaser shall each in a timely manner make (a) all required filings, if any, and prepare applications to and conduct negotiations with each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in connection with the transactions contemplated hereby, and (b) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the others with respect to such filings, applications and negotiations.

          Section 5.9. Company Employees. Subject to Hungarian Law and any agreement, award or benefit plan set forth in Schedule 3.2(e)(ix), Purchaser agrees that all employees of the Company who are employed by the Company immediately prior to the Closing Date (the “Employees”) shall continue to be employed by the Company immediately after the Closing Date; provided, however, that Purchaser and the Company shall have no obligation to continue employing such Employees for any length of time thereafter and nothing contained in this Agreement shall confer on any Employee any right to continued employment thereafter. On and after the Closing Date, Purchaser shall be solely responsible for any severance benefits or termination benefits that would be owed under Hungarian Law, any agreement, award or benefit plan set forth in Schedule 3.2(e)(ix), or otherwise to any Employee terminated on or after the Closing Date.

          Section 5.10. Litigation matters. After Closing, Seller shall assume the liability in connection with the litigations disclosed on Schedule 3.2 (f), provided that Purchaser cooperates with Seller in order to effectively manage the litigations. In the event Seller is unable to fulfill its obligations with respect to the litigations disclosed on Schedule 3.2 (f), Pogo Producing Company shall act as guarantor in connection with the fulfillment of such obligations.

          Section 5.11. Further Assurances. After Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Parties for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

ARTICLE 6. CONDITIONS TO CLOSING

          Section 6.1. Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

          (a) Representations. The representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

          (b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

          (c) No Action. On the Closing Date, no suit, action, or other proceeding (excluding any such matter initiated by Seller or any of its Affiliates) shall be pending or threatened by or before any Governmental Authority or arbitrator seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement or recover substantial damages from Seller or any Affiliate of Seller resulting therefrom, and no temporary restraining order, preliminary or permanent injunction or other order which would prevent the consummation of the transactions contemplated by this Agreement shall have been issued by any competent Governmental Authority or arbitrator;

          (d) Consents and Approvals. All consents and approvals set forth on Schedule 3.2(m) shall have been granted; and

          (e) Preferential Purchase Rights. All preferential purchase rights of third Persons set forth on Schedule 3.2(m), if any, shall have expired or been waived.

          Section 6.2. Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

          (a) Representations. The representations and warranties of Seller set forth in Article 3 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect;

          (b) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Seller under this Agreement prior to or on the Closing Date;

          (c) No Action. On the Closing Date, no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened before any Governmental Authority or arbitrator seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom and no temporary restraining order, preliminary or permanent injunction or other order which would prevent the consummation of the transactions contemplated by this Agreement shall have been issued by any competent Governmental Authority or arbitrator;

          (d) Consents and Approvals. All consents and approvals of any Governmental Authority or other third Person required for the transfer of the Quota from Seller to Purchaser as contemplated under this Agreement shall have been granted; and

          (e) Preferential Purchase Rights. All preferential purchase rights of third Persons set forth on Schedule 3.2(m), if any, shall have expired or been waived.

ARTICLE 7. CLOSING

          Section 7.1. Time and Place of Closing. The consummation of the purchase and sale of the Quota contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Baker Botts L.L.P., 910 Louisiana, Houston, Texas 77002, at 10:00 a.m., local time, on June 15, 2005, or if all conditions in Article 6 to be satisfied prior to the Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 9. The date on which the Closing occurs is referred to herein as the “Closing Date.”

          Section 7.2. Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 7.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

          (a) Quota Transfer Certificate, duly signed for transfer to Purchaser;

          (b) Resignations of the directors and officers of the Company;

          (c) Terminations of all existing powers of attorney, if any, granted by the Company to any officer or director of Seller of its Affiliates;

          (d) A certificate duly executed by an authorized corporate officer of Seller, dated as of the Closing, certifying on behalf of Seller that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been fulfilled; and

          (e) A certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the memorandum of association and articles of association of Seller, each as in effect as of the Closing, (B) the resolutions of the board of directors of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing.

          Section 7.3. Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 7.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

          (a) A wire transfer to Seller of the Purchase Price, less the Performance Deposit, in same-day funds to bank account(s) to be designated by Seller to Purchaser prior to the Closing;

          (b) A certificate executed by an authorized corporate officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Section 6.1(a) and Section 6.1(b) have been fulfilled; and

          (c) A certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of (A) the certificate of incorporation and the bylaws of Purchaser, each as in effect as of the Closing, (B) the resolutions of the board of directors of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing.

          Section 7.4. Casualty or Condemnation Loss. If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to close and Seller shall elect by written notice to Purchaser prior to the Closing either (i) to cause the Assets affected by any casualty to be repaired or restored, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) to indemnify Purchaser through a document reasonably acceptable to Seller and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair the Assets subject to any casualty or (iii) to treat the loss caused by such casualty or taking as a breach of a representation under Article 3 (if applicable). In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing. Notwithstanding the preceding, if the loss caused by such casualty or taking exceeds fifteen percent (15%) of the Purchase Price, either Seller or Purchaser may, by notice to the other at least one (1) Business

Day prior to the Closing, elect to terminate this Agreement under Section 9.1.

ARTICLE 8. TAX MATTERS

          Section 8.1. Liability for Taxes

          (a) From and after the Closing, Seller shall bear, and shall indemnify, defend and hold harmless Purchaser from and against, any Taxes measured by income, revenues, profits or capital gains that are imposed on or incurred by the Company and attributable to any taxable period ending prior to the Balance Sheet Date, and the portion, determined as described in Section 8.1(c), of any such Taxes for any taxable period beginning prior to the Balance Sheet Date and ending at or after the Balance Sheet Date which is allocable to the portion of such period occurring prior to the Balance Sheet Date (the “Pre-Effective Time Period”), but excluding any such Taxes that have been reflected as accrued liabilities of the Company on the Balance Sheet.

          (b) From and after Closing, Purchaser shall bear, and shall indemnify and hold harmless Seller and its Affiliates from and against, any Taxes measured by income, revenues, profits or capital gains that are imposed on or incurred by the Company and attributable to any taxable period beginning at or after the Balance Sheet Date, and the portion, determined as described in Section 8.1(c), of any such Taxes for any taxable period beginning prior to the Balance Sheet Date and ending at or after the Balance Sheet Date which is allocable to the portion of such period occurring at or after the Balance Sheet Date (the “Post-Effective Time Period”), and any such Taxes that have been reflected as accrued liabilities of the Company on the Balance Sheet.

          (c) Whenever it is necessary for purposes of this Agreement to determine the portion of any Taxes of or with respect to the Company for a taxable period beginning prior to and ending after the Balance Sheet Date which is allocable to the Pre-Effective Time Period or the Post-Effective Time Period, the determination shall be made by assuming that each of the Pre-Effective Time Period and the Post-Effective Time Period constitutes a separate taxable period and by taking into account the actual taxable events occurring during each such period.

          (d) Any claim for indemnification under this Section 8.1 shall, except to the extent otherwise provided in this ARTICLE 8, be resolved in accordance with the procedures described in Section 10.2.

          Section 8.2. Preparation and Filing of Tax Returns.

          (a) With respect to each Tax Return for, by or with respect to the Company that is required to be filed on or before the Closing Date, Seller shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all items of income, gain, loss, deduction and credit or other items (collectively “Tax Items”) required to be included therein and shall timely file or cause to be filed (assuming it has authority to do so) such Tax Return with the appropriate taxing authority and shall (subject to any right of indemnification under Section 8.1) pay the amount of Taxes shown to be due on such Tax Return.

          (b) Except for the filing of any 2004 Tax Returns for the Company, which

Pogo Overseas will retain responsibility for, with respect to each Tax Return for, by or with respect to the Company that is required to be filed after the Closing Date, Purchaser shall cause such Tax Return to be prepared, shall cause (or use reasonable best efforts to cause) to be included in such Tax Return all Tax Items required to be included therein, and shall cause the Company to file timely (assuming it has authority to do so) such Tax Return with the appropriate taxing authority and shall (subject to any right of indemnification under Section 8.1) pay timely the amount of Taxes shown to be due on such Tax Return. Upon request, Purchaser shall provide to Seller copies of all Tax Returns required to be filed by the Company after the Closing Date for tax years which include the Closing Date, along with the proof of payment of any associated foreign Taxes reflected on such Tax Returns.

          (c) Where either Seller or Purchaser files a Tax Return for a taxable period for which the other is responsible, in whole or in part, for payment of Taxes under the terms of Section 8.1, the filing Party shall submit a draft of such Tax Return to the other responsible Party or Parties for their review and comment at least thirty (30) days prior to filing.

          (d) Any Tax Return to be prepared pursuant to the provision of this Article shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in Law.

          (e) Neither Purchaser nor the Company shall, without the prior written consent of Seller (i) cause or allow the Company to originate the recalculation or refiling of any Tax Return of the Company for any taxable period for which Seller is responsible, in whole or in part, for the payment of Taxes under the terms of Section 8.1 or (ii) request an audit by any taxing authority of the Company with respect to any taxable period for which Seller is responsible, in whole or in part, for the payment of Taxes under the terms of Section 8.1.

          Section 8.3. Allocation Arrangements. At the Closing, any tax indemnity, sharing, allocation or similar agreement or arrangement that may be in effect prior to the Closing between or among the Company and its Affiliates shall be extinguished in full, effective as of the Balance Sheet Date, and any liabilities or rights existing under any such agreement or arrangement shall cease to exist and shall no longer be enforceable.

          Section 8.4. Access to Information.

          (a) Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to the Company within the possession of Seller or its Affiliates (including without limitation work papers and correspondence with taxing authorities), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims among the Parties arising under, this Article 8.

          (b) Purchaser shall grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to the Company within the possession of Purchaser, its Affiliates or the Company (including without limitation work papers and correspondence with taxing authorities), and shall afford Seller (or its designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims among the Parties arising under, this Article 8.

          (c) Each of the Parties hereto will preserve and retain all schedules, work papers and other documents relating to any Tax Returns of or with respect to the Company or to any claims, audits or other proceedings affecting the Company until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

          Section 8.5. Tax Proceedings. In the event Purchaser, the Company, or any of their Affiliates receives notice of any examination, claim, adjustment or other proceeding with respect to the liability of the Company for Taxes attributable to any period for which Seller is or may be responsible, in whole or in part, for payment of Taxes under the terms of Section 8.1, Purchaser shall, within five (5) days, notify Seller in writing thereof and Seller shall be entitled, at its expense, to control or settle the contest of such examination, claim, adjustment or other proceeding. Seller and Purchaser shall cooperate with each other, and with their respective Affiliates, and will consult with each other in the negotiation and settlement of any proceeding described in this Section 8.5 that could affect the other. Purchaser will provide, or cause to be provided, to Seller and its Affiliates necessary authorizations, including powers of attorney, to control any such proceeding.

          Section 8.6. Refunds. Purchaser agrees to pay to Seller any refund (whether by payment, credit, offset or otherwise, and together with any interest thereon) received after the Closing by Purchaser or its Affiliates, including the Company in respect of any Taxes for which Seller is responsible under Section 8.1. Purchaser shall cooperate with Seller and its Affiliates in order to take all necessary steps to claim any such refund. Any such refund received by Purchaser or its Affiliates or the Company shall be paid to Seller within thirty (30) days after such refund is received.

          Section 8.7. Conflict. In the event of a conflict between the provisions of this Article 8 and any other provision of this Agreement, this Article 8 shall control.

ARTICLE 9. TERMINATION AND AMENDMENT

          Section 9.1. Termination. This Agreement may be terminated at any time prior to Closing:

               (i) by the mutual prior written consent of Seller and Purchaser;

               (ii) by either Seller or Purchaser under Section 7.4;

               (iii) by either Seller or Purchaser if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently enjoining or otherwise permanently prohibiting the transactions contemplated by this Agreement;

               (iv) by Seller or Purchaser if there has been a breach of any representation, warranty, covenant or agreement on the part of Seller or Purchaser set forth in this Agreement, which breach (i) would, if uncured at the Closing, cause the conditions set forth in Section 6.1(a) or Section 6.1(b) (in the case of termination by Seller) or Section 6.2(a) or Section 6.2(b) (in the case of termination by Purchaser) not to be satisfied, and (ii) shall not have been cured within twenty (20) Business Days following receipt by the breaching Party of written notice of such breach from the other Party; or

               (v) by either Seller or Purchaser, if Closing has not occurred on or before October 31, 2005, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(v) if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its representations, warranties, covenants and agreements hereunder.

          Section 9.2. Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect (except for the provisions of Section 3.2(r), Section 4.8, the last sentence of Section 5.1, Section 5.3, Section 5.6, Section 11.4, Section 11.8, Section 11.9, Section 11.17 and Section 11.18 and of the Confidentiality Agreement, all of which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 9.1(iv) or Section 9.1(v) shall not relieve any Party from liability (including liability for consequential damages as provided for in Section 11.18) for any willful or negligent failure to perform or observe in any material respect any of its representations, warranties, covenants and agreements contained herein that are to be performed or observed at or prior to Closing. In the event this Agreement terminates under Section 9.1(iii) and any Party or Parties have willfully or negligently failed to perform or observe in any material respect any of its representations, warranties, covenants and agreements contained herein which are to be performed at or prior to Closing, then the other Party or Parties shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which such Party or Parties may be entitled. Additionally, if Closing does not occur, Seller shall refund the Performance Deposit together with any interest earned thereon to Purchaser unless Closing did not occur because of a termination of this Agreement pursuant to (i) Section 9.1(iv) as a result of a breach by Purchaser, or (ii) Section 9.1(v) as a result of Purchaser’s negligent or willful failure to perform or observe in any material respect its representations, warranties, covenants and agreements hereunder, in each such case, Seller shall be entitled to retain the Performance Deposit together with any interest earned thereon as liquidated damages and not a penalty, in addition to all others remedies available to Seller at law or in equity.

ARTICLE 10.INDEMNIFICATION; LIMITATIONS

          Section 10.1. Indemnification.

          (a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Damages incurred or suffered by Seller:

               (i) caused by or arising out of or resulting from the ownership, use or operation of the Company or the Assets, after the Closing Date;

               (ii) caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 5; or

               (iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 4 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 7.3(b);

even if such Damages are caused in whole or in part by the gross, sole, joint, concurrent, active or passive negligence of any Indemnified Person or any third party and regardless of who may be at fault or otherwise responsible under any other contract or any statute, rule or theory of law including, but not limited to, theories of strict liability, but excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 10.1(b) at the time the claim notice is presented by Seller as a consequence of a breach of Seller’s representations, warranties, covenants or agreements.

          (b) From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser against and from all Damages incurred or suffered by Purchaser:

               (i) caused by or arising out of or resulting from the ownership, use or operation of the Company or the Assets, prior to or on the Closing Date;

               (ii) caused by or arising out of or resulting from Seller’s breach of any of Seller’s covenants or agreements contained in Article 5; or

               (iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 3 of this Agreement, or in the certificates delivered by Seller at Closing pursuant to Section 7.2(d);

even if such Damages are caused in whole or in part by the gross, sole, joint, concurrent, active or passive negligence of any Indemnified Person or any third party and regardless of who may be at fault or otherwise responsible under any other contract or any statute, rule or theory of law including, but not limited to, theories of strict liability.

          (c) Should Seller become dissolved, enter into bankruptcy proceedings or is forced into workout, Pogo Producing Company shall become responsible for the fulfillment of Seller’s undertakings set forth in Section 10.1(b) of this Agreement.

          (d) Notwithstanding anything to the contrary contained in this Agreement, this Section 10.1 contains the Parties’ exclusive post-Closing remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 3, 4 and 5 (excluding Section 5.6, which shall be separately enforceable by Seller pursuant to whatever rights and remedies are available to them outside of this Article 10) and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 7.2(d)or Section 7.3(b), as applicable. Except for the remedies contained in this Section 10.1, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 3, 4 and 5 (excluding Section 5.6), effective at Closing Seller releases, remises and forever discharges Purchaser and its Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives, and Purchaser releases, remises and forever discharges Seller and its Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives, from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement or the ownership, use or operation of the Company or the Assets, including without limitation any rights under insurance policies issued or underwritten by the other Party or Parties or any of its or their Affiliates and any rights under agreements between the Company and the Seller or any other Affiliate of Seller, even if caused in whole or in part by the gross, sole, joint, concurrent, active or passive negligence of any released Person or any third party and regardless of who may be at fault or otherwise responsible under any other contract or any statute, rule or theory of law including, but not limited to, theories of strict liability.

          (e) “Damages”, for purposes of this Article 10, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts or otherwise including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that Purchaser and Seller shall not be entitled to indemnification under this Section 10.1 for, and “Damages” shall not include, (i) loss of profits or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (other than consequential or punitive damages awarded to third parties for which responsibility is allocated among the Parties), (ii) any liability, loss, cost, expense, claim, award or judgment, or series of related liabilities, losses, costs, expenses, claims, awards or judgments that does not exceed US$25,000, or (iii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Indemnified Person after the Closing Date.

          (f) The indemnity to which each Party is entitled under this Section 10.1 shall be for the benefit of and extend to such Party’s present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 10.1 by any such Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 10.1 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 10.1(f). Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

          (g) Purchaser shall not conduct (or have conducted on its behalf) any material remediation operations with respect to any claimed Damages relating to a breach of Seller’s representation or warranty pursuant to Section 3.2(h) or any Claim relating to the subject matter of such representation or warranty without first giving Seller notice of the remediation with reasonable detail at least forty five (45) days prior thereto (or such shorter period of time as shall be required by any Governmental Authority). Seller shall have the option (in its sole discretion) to conduct (or have conducted on its behalf) such remediation operations. If Seller shall not have notified Purchaser of its agreement to conduct such remediation operations within such specified period, Purchaser may conduct (or have conducted on its behalf) such operations. Purchaser and Seller agree that any remediation activities undertaken with respect to the Assets, whether conducted by Purchaser or Seller, shall be reasonable in extent and cost effective and shall not be designed or implemented in such a manner as to exceed what is required to cause a condition to be brought into compliance with the Hungarian Environmental Laws. All remediation activities conducted by Seller under this Agreement shall be conducted to the extent reasonably possible so as not substantially interfere with Purchaser’s operation of the Assets.

          Section 10.2. Indemnification Actions. All claims for indemnification under Section 10.1 shall be asserted and resolved as follows:

          (a) For purposes of this Article 10, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 10, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 10.

          (b) To make claim for indemnification under Section 10.1, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 10.2 shall not relieve the Indemnifying Person of its obligations under Section 10.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

          (c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 10. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, the Indemnifying Person shall conclusively be deemed obligated to provide the requested indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

          (d) If the Indemnifying Person admits its obligation to indemnify the Indemnified Person, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person, at its sole cost and expense, may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 10.2(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

          (e) If the Indemnifying Person does not admit its obligation to indemnify the Indemnified Person or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefore

          (f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the amount of such Damages shall conclusively be deemed a liability of the Indemnifying Person hereunder.

          Section 10.3. Limitation on Actions.

          (a) The representations and warranties of the Parties in Articles 3 and 4 and the covenants and agreements of the Parties in Article 5 (excluding Section 5.6, which shall survive indefinitely), and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Sections Section 7.2(d) and Section 7.3(b), as applicable, shall survive the Closing for a period of one (1) year. The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

          (b) The indemnities in Section 10.1(a)(ii), Section 10.1(a)(iii), Section 10.1(b)(i) and Section 10.1(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnities in Sections Section 5.6 and Section 10.1(a)(i) shall continue without time limit.

          (c) Seller shall not have any liability for any indemnification under Section 10.1 until and unless the aggregate amount of the liability for all Damages for which Claim Notices are delivered by Purchaser to Seller exceeds US$100,000, and then only to the extent such Damages exceed US$100,000.

          (d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 10 for aggregate Damages in excess of US$4,500,000.

          (e) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 10 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

ARTICLE 11. MISCELLANEOUS

          Section 11.1. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

          Section 11.2. Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy or by recognized international courier service, as follows:

If to Seller:	c/o Pogo Producing Company 5 Greenway Plaza, Suite 2700 Houston, Texas 77046

Attention: Corporate Secretary Telephone: 713-297-5000 Telecopy: 713-297-4970

With a copy to:	Baker Botts L.L.P. 910 Louisiana Attention: Stephen Massad Telephone: 713-229-1234 Telecopy: 713-229-1522

If to Purchaser:	c/o Toreador Resources Corporation 4809 Cole Ave. Suite 108 Dallas, Texas 75205 Attention: Douglas Weir Telephone: 214-559-3933 Telecopy: 214-559-3945

With a copy to:	Jack Roach 4150 Lincoln Plaza 500 North Akard Dallas, Texas 75201 Attention: Telephone: 214-922-9850 Telecopy: 214-953-1968

Any Party may change its address for notice by notice to the others in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

          Section 11.3. Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Hungarian Taxes, recording fees and similar Hungarian Taxes and fees incurred and imposed upon, or with respect to, the execution of this Agreement, the transfer of the Quota to Purchaser, or the other transactions contemplated hereby, provided, however, that Seller shall bear and pay any Tax on the income, profits or capital gains received by Seller in connection with such transactions. If such transfers or transactions are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

          Section 11.4. Expenses. Except as provided in Section 11.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

          Section 11.5. Change of Name. Promptly after the Closing, Purchaser shall make any filings necessary to change the name of all local branches through which the Company does business accordingly. As promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall adopt and file with the Registry court all documents necessary to eliminate the name “Pogo” and any abbreviations or variants thereof from the Assets and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

          Section 11.6. Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, letters of credit, guarantees and other forms of credit support, if any, posted by Seller or any other Affiliate of Seller with any Governmental Authority or third Person and relating to the Company or the Assets are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit, guarantees and other forms of credit support, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit, guarantees and other forms of credit support posted by Seller and such Affiliates or to consummate the transactions contemplated by this Agreement.

          Section 11.7. Records.

          (a) Within twenty (20) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser any Records that are in the possession of Seller or its Affiliates, subject to Section 11.7(b).

          (b) Seller may retain the originals of those Records relating to Tax and accounting matters and provide Purchaser with copies thereof. Seller may retain copies of any other Records.

          (c) Purchaser, for a period of seven (7) years following the Closing, shall (i) retain the Records, (ii) provide Seller, its Affiliates, and each such Person’s respective officers, employees and representatives with access to the Records during normal business hours for review and copying at Seller’s expense and (iii) provide Seller, its Affiliates, and each such Person’s respective officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to any claim for indemnification made under Section 10.2 of this Agreement (excluding, however, attorney work product and attorney-client communications with respect to any such claim being brought by Purchaser under this Agreement) for review and copying at Seller’s expense and to Purchaser’s and its Affiliates’ respective officers, employees and representatives for the purpose of discussing any such claim, provided that Purchaser shall have the right to have its own representatives present during any such meeting.

          Section 11.8. Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of Texas, United States of America, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

          Section 11.9. Arbitration. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, shall be exclusively and finally settled by arbitration in accordance with this Section 11.9. Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Parties and the administrator for the American Arbitration Association (“AAA”). The arbitration proceedings shall be conducted in Houston, Texas, United States of America in accordance with the International Arbitration Rules of the American Arbitration Association as in effect on the date hereof. The arbitration shall be heard and determined by three (3) arbitrators. Within twenty (20) days of the submission of the notice of arbitration, Seller(s) shall appoint an arbitrator of its choice and Purchaser shall appoint an arbitrator of its choice. The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator. If the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal and/or Purchaser or Seller fails to appoint their Party appointed arbitrator within the applicable period, the AAA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years experience in the legal and/or commercial aspects of the petroleum industry. None of the arbitrators shall have been an employee of or consultant to any Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim. All decisions of the arbitral tribunal shall be by majority vote. The arbitration shall be conducted in the English language. The arbitrators may not award special or punitive damages except those claimed by Persons other than Indemnified Persons under this Agreement for which responsibility is being allocated between the Parties. Each Party shall pay its own expenses in connection with the arbitration, but the compensation and expenses of the arbitrators shall be borne in such manner as may be specified in the arbitral award. Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the courts of the State of Texas, United States of America, shall apply to and be binding in any arbitration proceeding conducted under this Section 11.9.

          Section 11.10. Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

          Section 11.11. Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party or Parties to whom such compliance is owed by an instrument signed by the Party or Parties to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

          Section 11.12. Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Parties and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

          Section 11.13. Entire Agreement. The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

          Section 11.14. Amendment. This Agreement may be amended or modified only by an agreement in writing signed by all Parties and expressly identified as an amendment or modification.

          Section 11.15. No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 10.1(f).

          Section 11.16. References.

          In this Agreement:

          (a) References to any gender includes a reference to all other genders;

          (b) References to the singular includes the plural, and vice versa;

          (c) Reference to any Article or Section means an Article or Section of this Agreement;

          (d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

          (e) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

          (f) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

          Section 11.17. Construction. Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.

          Section 11.18. Limitation on Damages. Notwithstanding anything to the contrary contained herein, none of Purchaser, Seller or any of their respective Affiliates shall be entitled to special or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than special or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and each of the Parties, for itself and on behalf of its Affiliates, hereby expressly waives any right to special or punitive damages in connection with this Agreement and the transactions contemplated hereby. After Closing, none of Purchaser, Seller or any of their respective Affiliates shall be entitled to consequential damages in connection with this Agreement and the transactions contemplated hereby (other than consequential damages suffered by third Persons for which responsibility is allocated between the Parties) and each of the Parties, for itself and on behalf of its Affiliates, hereby waives any right to consequential damages after Closing in connection with this Agreement and the transactions contemplated hereby.

     IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:

POGO OVERSEAS PRODUCTION BV, by Pogo Producing Company, its Managing Director

By:	/s/ Stephen R. Brunner

Name:	Stephen R. Brunner
Title:	Executive Vice President - Operations

PURCHASER	:

TOREADOR RESOURCES CORPORATION

By:	/s/ Douglas Weir

Name:	Douglas Weir
Title:	Senior VP & CFO